JACKSON NATIONAL LIFE INSURANCE COMPANY

1 Corporate Way

Lansing, Michigan 48951

January 6, 2006

EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Insurance Products

100 F Street, N.E.

Washington, D.C. 20549

Re:	Jackson National Separate Account – I

File Nos. 333-119656 and 811-08664

FORM AW WD

Dear Sir/Madam:

We are writing as requested to request withdrawal of a withdrawal request filed previously pursuant to Rule 477 under the Securities Act of 1933 (Accession No. 0000927730-05-000240). That withdrawal request was unnecessary as the incomplete filing it concerned was superseded later the same day after we resubmitted the filing in its entirety. Please call me, at (517) 367-3835, with your questions or comments.

Sincerely,

/s/ John S. Kreighbaum

John S. (Scott) Kreighbaum

Senior Attorney

Cc:	Ellen J. Sazzman, Esq.